Consolidated Financial Statements and Notes

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Management of Integra Resources Corp. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board (“IFRS Accounting Standards”). The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.
The Board of Directors, through the Audit Committee, is responsible for overseeing the performance of our responsibilities for financial reporting and Internal Control over Financial Reporting and Disclosure Controls and Procedures. The Audit
Committee, which is composed of non-executive directors, discusses and analyzes the Company’s consolidated financial statements with management before such information is approved by the Audit Committee and submitted to securities commissions or other regulatory authorities. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.
The consolidated financial statements have been audited by BDO Canada LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). BDO
Canada LLP has expressed their opinion in the Report of Independent Registered Public Accounting Firm.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting, as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Filings and Rules 13a-15f and 15d-15f of
the Securities Exchange Act of 1934, as amended. Internal Control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
Due to its inherent limitations, Internal Control Over Financial Reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of our Internal Control over Financial Reporting as of December 31, 2025, based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the
Company’s Internal Control over Financial Reporting was effective as of December 31, 2025.
The effectiveness of the Company’s Internal Control over Financial Reporting as of December 31, 2025 has been audited by
BDO Canada LLP, as stated in their Report of Independent Registered Public Accounting Firm.

"George Salamis"	"Andrée St-Germain"
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada
March 24, 2026
BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP Royal Centre, 1055 West Georgia Street Unit 1100, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Integra Resources Corp.
Vancouver, British Columbia
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Integra Resources
Corp. (the “Company”) as of December 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the
Company at December 31, 2025, and the results of its operations and its cash flows for the year ended
December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight
Board (United States) (PCAOB), the Company's internal control over financial reporting as of December
31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated
March 24, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of in-process inventories at the Florida Canyon mine
As of December 31, 2025, the carrying value of the Company’s inventory was $58.5 million, of which
$50.8 million was in-process inventory, referring to ore that is in the crushing process, on the heap leach pads and in carbon-in-column circuits. Related disclosures are included in notes 3f), 5 and 9 to the consolidated financial statements.  The cost of in-process inventories is determined by reference to the expected recoverable ounces of gold on leach pads and the expected timing of recoveries within in-
process inventory for which management relies on internal geological and metallurgical experts to develop such estimates.
We identified the evaluation of the value of recoverable gold within in-process inventories as a critical audit matter.  Auditing management’s estimates of the value of recoverable gold within in-process inventories was determined to be complex due to (i) the specialized skills management applied in establishing the grade of ore placed on the leach pads, and (ii) the estimated recovery percentage of the gold and the expected timing over which the gold would be recovered. Auditing these estimates involved especially challenging and subjective auditor judgement due to the nature and extent of audit effort required, which included the use of professionals with specialized skill and knowledge.
The primary procedures we performed to address this critical audit matter included:
•Evaluating management’s estimates including assumptions and inputs used through: (i)
assessing the reasonableness of the Company’s methodology used in estimating the recoverable amount of gold, assessment of the grade of ore placed on the leach pads and estimated recovery percentage; (ii) testing a sample of the ore grade reports utilized by the
Company in its in-process production inventory valuation model against supporting details; (iii)
assessing qualifications and relevant experience of the Company’s geological and metallurgy specialists; and (iv) evaluating the mathematical accuracy of the Company’s in-process inventory valuation model.
•Utilizing professionals with specialized skills and knowledge in mining to assist in assessing the
Company’s model and certain assumptions and inputs including the quality of the ore grade reporting and the estimate of the gold percentage and timing of recovery.
Assessment of the reclamation provision at the Florida Canyon mine
As of December 31, 2025, the carrying amount of the Company’s reclamation provisions was $64.0 million, of which $36.9 million represented the present value of estimated future costs for the reclamation of the Florida Canyon mine. Related disclosures are included in notes 3k), 5 and 14 to the consolidated financial statements.
The estimation of the provision for reclamation of the Florida Canyon mine represents management’s best estimate of the future cost of rehabilitating the mine and related production facilities.  A reclamation provision may be revised in response to new or changes to information, such as amendments to laws and regulations, a change in life of mine estimate, changes to discount rates, revisions to closure plans, updated reclamation cost estimates or expansion of the mine.
We identified the evaluation of the reclamation provision for the Florida Canyon mine as a critical audit matter. Auditing management’s reclamation provision for the Florida Canyon mine involved especially challenging and subjective auditor judgement to evaluate the estimated timing and quantum of future cash flows and cost estimates used in the provision.
The primary procedures we performed to address this critical audit matter included:
•Evaluating the assumptions used in the reclamation provision through: (i) verifying that the basis of management’s cost estimates are consistent with current government mandated costs; and
(ii) evaluating the reasonableness of the expected reclamation activities applied in management’s estimate against government mandated activities in accordance with applicable laws and regulations.
•Utilizing professionals with specialized skills and knowledge in mining to assist in assessing the reasonableness of certain assumptions and inputs including the nature and quantum of the expected reclamation activities included in management’s estimate.
Chartered Professional Accountants
We have served as the Company's auditor since 2025.
Vancouver, Canada
March 24, 2026
BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP Royal Centre, 1055 West Georgia Street Unit 1100, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Integra Resources Corp.
Vancouver, British Columbia
Opinion on Internal Control over Financial Reporting
We have audited Integra Resources Corp.’s (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO
criteria”).  In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight
Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of
December 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes and our report dated
March 24, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 16, Disclosure and Internal Control Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the
Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.
We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Professional Accountants
Vancouver, Canada
March 24, 2026

MNP LLP
Suite 2400 - 609 Granville Street, PO Box 10203 LCD Pacific Centre	1.877.688.8408 T: 604 685 8408 F: 604 685 8594 MNP.ca
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Integra Resources Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Integra Resources Corp. (the
“Company") as of December 31, 2024, and the related consolidated statements of loss and comprehensive loss, of changes in equity, and of cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the results of its consolidated operations and its consolidated cash flows for the period ended December 31, 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and
are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MNP LLP
Chartered Professional Accountants
We served as the Company’s auditor from 2016 to 2025.

Vancouver, Canada

March 26, 2025

INTEGRA RESOURCES CORP.	4

Consolidated Statements of Financial Position (in thousands of U.S. dollars)

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$63,086	$52,190
Investments (Note 8a)	365	363
Inventories (Note 10)	58,306	58,020
Prepaids and other assets (Note 9)	7,688	3,421
Derivative assets (Note 8a)	369	551
	129,814	114,545
Non-current assets
Mineral properties, plant and equipment (Note 11)	165,545	105,119
Deferred tax assets (Note 21)	—	1,569
Restricted cash (Note 8c)	15,844	15,288
Other non-current assets	21	563
Total assets	$311,224	$237,084

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12, 8a)	$24,073	$19,919
Debt (Note 13)	—	14,096
Derivative liabilities (Note 8a)	—	2,611
Tax liabilities	3,813	6,482
Lease obligations (Note 14)	7,677	5,237
Reclamation provision (Note 15)	1,344	1,615
Other liabilities	—	182
	36,907	50,142
Non-current liabilities
Long-term lease obligations (Note 14)	14,153	3,475
Long-term reclamation provision (Note 15)	63,981	52,912
Deferred tax liabilities (Note 20)	10,937	—
Total liabilities	125,978	106,529

Equity
Issued capital (Note 16)	313,011	257,481
Share-based payment reserve (Note 16)	11,304	9,895
Investment revaluation reserve	(5)	—
Currency translation reserve	21,775	21,775
Deficit	(160,839)	(158,596)
Total equity	185,246	130,555
Total liabilities and equity	$311,224	$237,084
See accompanying notes to the consolidated financial statements
Approved by the Board on March 24, 2026

"signed"	Anna Ladd-Kruger, Director	"signed"	Janet Yang, Director

INTEGRA RESOURCES CORP.	5

Consolidated Statements of Loss and Comprehensive Loss (in thousands of U.S. dollars except per share amounts)

	Year ended December 31,
	2025	2024
Revenue (Note 17)	$243,926	$30,350
Cost of sales
Production costs (Note 18)	(119,520)	(21,411)
Depreciation	(14,119)	(1,859)
Royalties and excise taxes	(15,740)	(1,706)
	(149,379)	(24,976)
Mine operating earnings	94,547	5,374
Exploration and project expenses	(17,215)	(14,150)
General and administrative expenses (Note 19)	(9,833)	(6,907)
Foreign exchange losses	(99)	(873)
Earnings (loss) from operations	67,400	(16,556)
Interest income	2,485	669
Interest and finance expense (Note 20)	(7,074)	(3,408)
Derivative losses (Note 8b)	(39,673)	(1,044)
Other (expense) income (Note 27)	(4,075)	11,574
Earnings (loss) before income taxes	19,063	(8,765)
Income tax expense (Note 21)	(21,306)	(736)
Net loss	$(2,243)	$(9,501)

Other comprehensive loss, net of taxes
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	—	(25)
Items that will not be reclassified to profit or loss:
Loss on investments, net of tax	(5)	—
Total comprehensive loss	$(2,248)	$(9,526)

Net loss attributable to common shareholders
Basic loss per share	$(0.01)	$(0.10)
Diluted loss per share	$(0.01)	$(0.10)
Weighted average shares outstanding (in 000’s) Basic	169,329	96,471
Weighted average shares outstanding (in 000’s) Diluted	169,329	96,471
See accompanying notes to the consolidated financial statements

INTEGRA RESOURCES CORP.	6

Consolidated Statements of Cash Flows (in thousands of U.S. dollars)

	Year ended December 31,
	2025	2024
Operating activities
Net loss for the year	$(2,243)	$(9,501)
Income tax expense (Note 21)	21,306	736
Depreciation	14,892	2,757
Derivative losses (Note 8b)	39,673	1,044
Share-based compensation expense	1,970	1,543
Interest income	(2,485)	(669)
Interest expense (Note 20)	7,074	3,408
Income taxes paid	(8,503)	—
Other operating activities (Note 22)	(471)	(16,799)
Change in working capital (Note 22)	1,041	7,387
	$72,254	$(10,094)
Investing activities
Payments for mineral properties, plant and equipment	(47,159)	(3,330)
Proceeds from disposal of mineral properties, plant and equipment	30	—
Interest received	1,958	669
Payments for derivatives	(1,040)	(664)
Cash acquired from Florida Canyon Gold Inc. (Note 11)	—	21,655
Proceeds from sale of net smelter royalty (Note 24)	—	9,750
Other investing	—	(85)
	$(46,211)	$27,995
Financing activities
Common share proceeds (Note 16)	20	23,426
Vested restricted share units	(21)	—
Warrant proceeds	538	—
Interest paid	(4,128)	—
Proceeds from credit facility (Note 13)	—	5,000
Repayment of loans (Note 13)	(133)	—
Payments of equipment leases (Note 14)	(11,933)	(2,358)
Other financing	—	(560)
	$(15,657)	$25,508
Effects of exchange rate changes on cash and cash equivalents	510	(34)
Increase in cash and cash equivalents	10,896	43,375
Cash and cash equivalents at the beginning of the year	52,190	8,815
Cash and cash equivalents at the end of the year	$63,086	$52,190
Supplemental cash flow information (Note 22)
See accompanying notes to the consolidated financial statements

INTEGRA RESOURCES CORP.	7

Consolidated Statements of Changes in Equity (in thousands of U.S. dollars except for number of shares)

	Issued shares	Issued capital	Share- based payment reserve	Investment revaluation reserve	Currency translation reserve	Deficit	Total
Balance, December 31, 2023	68,871	$176,942	$8,854	$—	$3,820	$(149,095)	$40,521
Net loss for the period	—	—	—	—	—	(9,501)	(9,501)
Presentation currency translation	—	(17,980)	—	—	17,955	—	(25)
	—	(17,980)	—	—	17,955	(9,501)	(9,526)
Shares issued for equity financings (Note 16(f))	31,512	25,555	—	—	—	—	25,555
DeLamar Land Claims Acquisition (Note 11)	2,960	2,100	—	—	—	—	2,100
Florida Canyon Gold Inc. Acquisition (Note 7)	65,213	72,652	17	—	—	—	72,669
Share issue costs	—	(2,129)	—	—	—	—	(2,129)
Share-based compensation	—	—	1,543	—	—	—	1,543
Share units settled	152	341	(519)	—	—	—	(178)
Balance, December 31, 2024	168,708	257,481	9,895	—	21,775	(158,596)	130,555
Total comprehensive loss
Net loss for the period	—	—	—	—	—	(2,243)	(2,243)
Other comprehensive loss	—	—	—	(5)	—	—	(5)
	—	—	—	(5)	—	(2,243)	(2,248)
Shares issued for Debt Conversion (Note 13)	12,295	54,553	—	—	—	—	54,553
Share-based compensation	—	—	1,970	—	—	—	1,970
Share units settled	448	439	(561)	—	—	—	(122)
Warrants exercised	625	538	—	—	—	—	538
Balance, December 31, 2025	182,076	$313,011	$11,304	$(5)	$21,775	$(160,839)	$185,246
See accompanying notes to the consolidated financial statements

INTEGRA RESOURCES CORP.	8

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

1. Nature of Operations
Integra Resources Corp. (the "Company" or "Integra") is a corporation governed by the Business Corporations Act (British
Columbia). The Company’s corporate office and principal address is located at 1050 - 400 Burrard Street, Vancouver, British
Columbia, Canada, V6C 3A6. The Company’s registered office is 2200 RBC Place, 885 West Georgia Street, Vancouver,
British Columbia, V6C 3E8. Integra shares trade on the TSX Venture Exchange ("TSX Venture") under the symbol ITR and the
NYSE-American under the symbol ITRG. The Company's warrants trade on the TSX Venture under the symbol ITR.WT.
The Company is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western US at its Florida Canyon mine located in Nevada, US. The Company is also engaged in exploration of two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.

2. Basis of Preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting
Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
These audited consolidated financial statements were approved for issuance by the Board of Directors on March 24, 2026.

3. Material Accounting Policies
a)Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair values at the end of each reporting period.
b)Basis of consolidation
The accounts of the Company and its subsidiaries, which are controlled by the Company, have been included in these consolidated financial statements. Control is achieved when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee.
Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.
All subsidiaries are wholly-owned and fully consolidated from the date on which control is transferred to the group.
Intercompany balances, transactions, income and expenses are eliminated upon consolidation.
c)Business combinations
Business combinations are accounted for using the acquisition method of accounting, whereby identifiable assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value. Provisional fair value estimates are finalized as soon as the necessary information becomes available, and no later than 12 months from the acquisition date, with any resulting adjustments recognized retrospectively as of the acquisition date.
Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired and is recognized as an asset. If the consideration transferred is less than the fair value of the identifiable net assets acquired, the resulting gain is recognized in profit or loss. Acquisition-related costs, other than costs to issue debt or equity securities, are expensed as incurred.
d)Foreign currencies
The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considered the functional currency of the parent entity to be the Canadian Dollar (“CAD”) until January 1, 2025, when the functional currency changed to United States dollars
(“USD”), as this better reflects the Company's economic environment since the acquisition of Florida Canyon Gold Inc., where revenues, operating and capital expenditures, and financing activities are predominantly denominated in USD.
The functional currency was determined and treated in accordance with IAS 21 The effects of changes in foreign exchange rates which includes accounting for the functional currency change on a prospective basis.

INTEGRA RESOURCES CORP.	9

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

e)Financial instruments
The Company classifies its financial instruments in the following categories: at fair value through profit and loss
("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the
Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are recognized in profit or loss for the period.
An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to the present value of estimated future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statement of earnings and comprehensive earnings.
f)Cash and cash equivalents
Cash and cash equivalents include cash on hand and other short-term, highly liquid investments with maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Restricted cash comprises cash balances that are not available for general use by the Company due to contractual, or regulatory restrictions.  Such restrictions may arise from debt agreements, or reclamation bonding requirements.
g)Inventories
Inventories include stockpile, in-process, finished and materials and supplies, and are measured at the lower of weighted average cost or net realizable value ("NRV"). For in-process and finished inventories, cost includes all direct costs incurred in production, including direct labour and materials, depreciation and depletion, and directly attributable overhead costs. NRV is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form, transportation costs, and estimated costs to sell.
Stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Costs are included in in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depletion of mining interests, and removed at the weighted average cost per recoverable ounce of gold. The average costs of finished inventories represent the average costs of in-process inventory incurred prior to the refining process, plus applicable refining and transportation costs.
In-process inventory includes inventory on the heap leach pads, and in carbon-in-column circuits. Finished inventory includes metals in their final stage of production prior to sale, primarily doré at the mine site or in transit, and refined metal held at a refinery.
Any write-downs of inventories to NRV are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventories have not been sold.

INTEGRA RESOURCES CORP.	10

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Materials and supplies are measured at weighted average cost. Cost includes acquisition, freight, and other directly attributable costs. In the event that the NRV of the finished inventories, the production of which the materials and supplies are held for use in, is lower than the expected cost of the finished product, the material and supplies are written down to their NRV.
h)Mineral property, plant, and equipment
Exploration and evaluation assets
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:
•establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
•determining the optimal methods of extraction and metallurgical and treatment processes;
•studies related to surveying, transportation, and infrastructure requirements;
•permitting activities; and
•economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred until such time the Company determines that sufficient evaluation has occurred in order to establish a National Instrument 43-101 compliant resource, on completion of a feasibility study and a receipt of mining permit. Thereafter, costs of the project are capitalized prospectively as exploration and evaluation assets.
Costs of acquiring exploration and evaluation assets are capitalized. No amortization is charged during this phase and the related assets are subsequently measured at cost less accumulated impairment.
Acquired or capitalized exploration and evaluation costs are classified as such until the project demonstrates technical feasibility and commercial viability, which generally coincides with the permits and approval of construction. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, exploration and evaluation assets are transferred to assets under construction or property, plant and equipment depending on the nature of the asset within mineral properties, plant and equipment when expected to provide a benefit in excess of annual production.
Mineral properties and mine development costs
Costs incurred to acquire mineral properties or property rights are capitalized. During the production phase, development costs incurred to develop new ore bodies or mine areas in advance of current production, and to increase future output by providing access to additional reserves or resources, are capitalized to mineral properties until the related asset is ready for use. Once a mineral property has been brought into commercial production, the costs of any additional work on that property are expensed as incurred, except for mine development which constitute a betterment, which will be deferred and depleted over the remaining useful life of the related assets.
Revenue from the sale of gold and silver ounces recovered before items of mineral property, plant, and equipment, such as the mine or process plant, are operating in the manner intended by management are recognized, along with related costs, in the consolidated statement of earnings and comprehensive earnings.
Mineral properties are recorded at cost less accumulated depletion and impairment charges. When assets are ready for use as intended by management, mineral properties and mine development costs are amortized on a unit-of-production basis using ounces over the estimated proven and probable reserves. Mine development costs associated with each distinct section of the mine are amortized over the reserves. Upon sale or abandonment of mineral properties, the cost and related accumulated depletion are written off and any gains or losses thereon are included in the consolidated statements of loss and comprehensive loss.
Stripping costs incurred to improve access to the identified component of ore, which are determined using strip ratio methodology, will be capitalized as a component of mineral properties. The deferred stripping will be depleted on a unit-
of-production basis over the reserves that directly benefited from the stripping activity.

INTEGRA RESOURCES CORP.	11

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Property, plant, and equipment
Plant and equipment are recorded at cost less accumulated depreciation and impairment charges. The initial cost of an asset consists of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and the initial estimate of any reclamation obligation. The cost of buildings, mobile equipment, and plant and processing equipment used in the Company’s mining operations are amortized on either a straight-line basis over the estimated useful life of the related asset or on a unit-of-production basis over estimated proven and probable reserves, or other relevant metric.
Amortization of mineral properties, plant and equipment
The carrying amounts of mineral properties, plant and equipment are depreciated, depleted or amortized to their estimated residual value over the estimated economic life of the specific assets to which they relate, or using the straight-line method over their estimated useful lives or the units-of-production method using ounces over the estimated proven and probable reserves. Exploration and evaluation assets, and assets under construction, are not depreciated until they are ready for their intended use. The cost of office equipment, furniture and fixtures, and vehicles is amortized on a straight-line basis over the estimated useful life of the related asset. Repair and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuild or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.
Estimates of residual values, useful lives, and proven and probable reserves are reassessed at least annually, and any change in estimate is considered in the determination of remaining depreciation, depletion, or amortization charges.
Depreciation, depletion or amortization commences on the date the asset is available for use as intended by management.
The estimated useful lives of property, plant and equipment with exception of land are as follows:

Category	Estimated life	Depreciation method
Buildings and infrastructure	15-25 years	Straight-line
Mobile equipment	2-10 years	Straight-line
Machinery and equipment	5-10 years	Straight-line
Vehicles	2-7 years	Straight-line
Processing plant	Life-of-mine	Unit-of-Production
Office furniture and office equipment	2-8 years	Straight-line
i)Impairment of non-current assets
The carrying values of capitalized non-current assets are reviewed for impairment indicators at each reporting date, or when indicators of impairment are present. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a project. If a project does not prove viable, all unrecoverable costs associated with the project are charged to the consolidated statements of loss and comprehensive loss.
Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the applicable cash-generating unit (“CGU” or “CGUs”) to which the asset belongs. The recoverable amount is determined as the higher of the fair value less cost of disposal (“FVLCD”) and the asset’s value in use. FVLCD is the amount that would be obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties, less the costs of disposal. For mineral assets, when a third party offer is not readily available, FVLCD is often estimated using a discounted cash flow model using a post-tax discount rate. For certain assets, while calculated FVLCD, the in-situ fair value per ounce is considered for gold equivalent reserves and resources not already considered in the discounted cash flow model. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. Estimated future cash flows are calculated using estimated recoverable reserves or resources, metallurgical recovery estimates, estimated future commodity prices, future production volume, and the expected future operating, capital and reclamation costs. The discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset. Determining the discount rate includes appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. In-situ fair value per ounce is calculated based on sale transactions of comparable assets. If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated statements of loss and comprehensive loss.

INTEGRA RESOURCES CORP.	12

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed. Where an impairment charge subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation, depletion, or amortization) had no impairment loss been recognized for the asset in prior years. A reversal of impairment is recognized as a gain in the consolidated statements of loss and comprehensive loss.
j)Convertible instruments
Convertible instruments that consist of a loan (liability component) and an equity conversion option that allows the option holder to convert the loan into a fixed number (“fixed-for-fixed criteria”) of borrower’s shares (equity component)
are classified as “compound instruments”. Management determined that its convertible debt facility does not meet criteria for the compound instruments (no equity component is identified, as the fixed-for-fixed criteria was not met), hence it will be considered as a “hybrid instrument”, which includes both a non-derivative host contract and one or more embedded derivatives.
The Company’s convertible debt facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability is initially recorded at residual value after first valuing the derivative component and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. Accretion is expensed to the consolidated statement of operations and comprehensive loss.
The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component. At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the consolidated statements of loss and comprehensive loss. The fair value of the derivative at the inception date and at each reporting period is calculated using the Finite Difference Method and Binomial Tree Method for the subsequent advance. The key assumptions used in the model are the Company’s share price, risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company’s stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company’s cost of unsecured debt.
Fees paid to establish convertible debt facility (commitment, advisory, legal, technical, consulting, standby, and filing fees) are recognized as transaction costs. Management allocates transaction costs exclusively to the non-derivative financial liability host. Transaction costs solely related to the initial advance will be included in full in the host’s initial measurement. Transaction costs related to the initial advance and the subsequent advances will be allocated on a pro rata basis. Management determined that subsequent advances are probable, so transaction costs related to subsequent advance are deferred as an asset and will be deducted from the liability when subsequent advances are drawn. If management assess that subsequent advances are no longer probable, those transaction costs would be expensed on a straight-line basis over the remaining loan term.
k)Leases
For contracts that contain a lease, the right-of-use asset and a corresponding liability are recognized at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the consolidated statements of loss and comprehensive loss over the lease period. The right-of-use asset is depreciated over the shorter of the asset's useful life or the life-of-mine
(“LOM”), on a straight-line basis, subject to impairment testing under IAS 36 Impairment of assets.
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments that are based on an index or a rate;
•amounts expected to be payable by the lessee under residual value guarantees;
•the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the
Company’s incremental borrowing rate.

INTEGRA RESOURCES CORP.	13

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.
The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset)
whenever:
•The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or
•A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.
l)Reclamation and closure provision
Provision is made for closure, reclamation and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the date of the consolidated statements of financial position. At the time of establishing the provision, a corresponding asset is capitalized, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates. For properties where mining activities have ceased or are in reclamation, changes to the reclamation provision are charged directly to the consolidated statements of loss and comprehensive loss. The provision is discounted using a current market-based, risk-free discount rate and the accretion of the discount is included in finance expenses.
The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.
m)Income taxes
Current tax for each taxable entity of the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date and includes adjustments to tax payable or recoverable in respect of previous years.
Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.
Deferred income tax assets and liabilities are recognized for all taxable temporary differences except where the deferred income tax asset and liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss.
Deferred income tax assets also consist of carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each reporting date and deferred income tax assets where it is no longer probable that sufficient taxable profit is available to allow all or part of the asset to be utilized are not recognized.
Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is expected to be settled or the asset is expected to be realized, based on tax rates and tax laws enacted or substantively enacted at the date of the statement of financial position. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax

INTEGRA RESOURCES CORP.	14

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

assets and liabilities on a net basis. Current and deferred taxes relating to items recognized directly in equity are recognized in equity and not in the consolidated statements of loss and comprehensive loss.
Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.
n)Share capital
If the Company issues units as part of financing, consisting of both common shares and common share purchase warrants, the residual value method is used to first allocate proceeds to the issued common shares based on the fair market value at the time the units are priced, any residual value is allocated to the issued warrants.
o)Revenue recognition
The Company's primary source of revenue is the sale of refined gold and silver and its performance obligations are the delivery of refined gold and silver to its customers.
Revenue from the sale of metal is recognized when the buyer obtains control of the metal. When considering whether the Company has satisfied its performance obligations, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the metal; the Company has transferred physical possession of the metal to the customer; and, the customer has the significant risks and rewards of ownership of the metal. Revenue is recognized at the time when the risks and rewards of ownership and title transfers to the customer, which is when the Company irrevocably instructs the refinery to deliver the metals to the customer and payment has been received.
The Company sells the majority of its gold and silver to bullion traders who are members of the London Bullion Market
Association. The sales price is fixed on the date of sale based on spot price or by mutual agreement.
p)Share-based compensation
The Company has an equity incentive plan, which includes stock options, RSUs and DSUs for employees, directors and consultants in exchange for the provision of services. These share-based awards are classified as equity because they are equity-settled awards which are measured at fair value on the date of grant.
The fair value of stock options is determined using Black-Scholes option pricing model on the date of grant. RSUs and
DSUs are recorded at fair value based on the market value of the grant. The fair value of all share-based compensation at grant date is recognized as compensation expense over the vesting period, with a corresponding credit to contribution surplus. When the share-based awards are exercised, the applicable amounts of contributed surplus are transferred to share capital.
q)Loss per share
Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and share units, if dilutive.
The number of additional shares is calculated by assuming that outstanding stock options and share units were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

4. Changes in Accounting Standards
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures

INTEGRA RESOURCES CORP.	15

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

to be explained and included in a separate note within the consolidated financial statements. The standard is effective for financial statements beginning on January 1, 2027, including financial statements and requires retrospective application.
The Company is currently assessing the impact of this amendment.
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVOCI. The amendments are effective for financial statements beginning on January 1, 2026. The implementation of this amendment is not expected to have a material impact on the Company.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

5. Significant Judgments and Estimates
The preparation of these consolidated financial statements requires management to make judgments and estimates, which are continually evaluated based on management's experience and knowledge of relevant facts and circumstances. Actual results may differ from these estimates. Information about such judgments and estimates is included in the accounting policies (Note 3) and other notes to the financial statements. The significant judgments and estimates made include the following:
Critical judgments in applying accounting policies
The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the
Company's consolidated financial statements are as follows:
Assessment of impairment indicators of non-current assets
Management assesses whether any indication of impairment exists at the end of each reporting period. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information the Company considers in assessing whether there is an indicator of impairment includes, but is not limited to, significant decreases in future gold prices, increases in operating cost and future capital costs estimates, decreases in estimated mineral reserves, decreases in estimated production and increases in the discount rate. No impairment indicators were identified by management as of December 31, 2025.
Business combination
The determination of the fair value of assets acquired and liabilities assumed, and any resulting goodwill, requires management to exercise judgment and make estimates based on information available at the acquisition date. These estimates consider future events, including, but not limited to, mineral reserves and resources, exploration potential, future operating and capital costs, metal prices, long-term foreign exchange rates, discount rates, and tax rates.
Mineral reserves and resources
The Company estimates its mineral reserves and resources in accordance with National Instrument 43-101 requirements.
The estimation of mineral reserves and resources requires judgment to interpret geological data and metallurgical testing, design of appropriate mining methods, recovery methods and establishment of a life of mine production schedule. The estimation of recoverable reserves is also based on assumptions such as capital costs, operating costs and metal pricing.
Changes in the reserve or resource estimates may impact the valuation of property, plant, equipment and mineral properties, and exploration and evaluation assets, recognition of deferred tax amounts, reclamation and remediation obligations, and deprecation, depletion and amortization.
Inventory
The Company’s management makes estimates of the expected recoverable ounces of gold on leach pads and the expected timing of recoveries in in process inventory, which is also used in the determination of the cost of sales during the period.
Expected recoverable ounces of gold on leach pads are determined based on the type of ore tonnes mined and placed on the leach pad, rock density, grams of gold per tonne and expected recovery rates.

INTEGRA RESOURCES CORP.	16

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Management relies on internal geological and metallurgical experts to develop estimates related to expected recoverable ounces of gold on leach pads and timing of recoveries. The Company monitors the ongoing recovery of gold ounces from the leach pads and may refine its estimates based on these results. Assumptions used in the net realizable value assessment include the estimated gold price at the time of sale, and remaining costs of completion to bring inventory into its saleable form. Changes in these estimates can result in a change in the carrying amount of inventories and future cost of sales.
Reclamation provision
Reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mines and properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and discount rates.
The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

6. Management of Capital
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus currency translation reserve, plus deficit) with a balance of $185.2 million as at December 31, 2025 (2024 - $130.6 million).
The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the
Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the
Company is able to meet its operating and growth objectives. The Company is not subject to externally imposed capital requirements and the Company’s overall objective with respect to capital risk management remains unchanged from the year ended December 31, 2024.

7. Florida Canyon Acquisition
On November 8, 2024 (“Closing Date”), the Company completed the acquisition of Florida Canyon Gold Inc ("FCGI") and its
Florida Canyon mine, an open-pit operating gold mine located in Nevada, USA (“FCGI Transaction”). As part of the FCGI
Transaction, the Company acquired all of the issued and outstanding shares of FCGI at an exchange ratio of 0.467 common shares of the Company for each common share of FCGI. All outstanding FCGI options not exercised prior to the acquisition date were replaced with Integra options. Mexican assets previously owned by FCGI were sold prior to the completion of the acquisition.
On the Closing Date, the Company issued 65,213,010 common shares in exchange for all of FCGI’s issued and outstanding common shares and replaced FCGI options into 92,301 Integra options, for a total consideration of $72.7 million.
The Company has determined that this transaction represents a business combination under IFRS 3, with Integra identified as the acquirer. The Company has consolidated the operating results, cash flows and net assets of FCGI from November 8,
2024. For the period from Closing Date to December 31, 2024, the Florida Canyon mine contributed revenue of $30.4 million and incurred an income before income taxes of $4.1 million. If the acquisition of Florida Canyon mine had taken place on
January 1, 2024, pro-forma consolidated revenue and loss before income taxes for the Company would have been
$172.8 million and $9.7 million respectively, for the year ended December 31, 2024. Transaction and integration costs of
$3.9 million have been expensed and are presented as part of other expense (Note 27).

INTEGRA RESOURCES CORP.	17

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The following table summarizes the fair value of the consideration paid and the fair values of the assets acquired and liabilities assumed on the Closing Date:

Stock consideration	Shares	Total consideration
Common shares issued to FCGI shareholders(1)	65,213,010	$72,652
Integra options in exchange for FCGI stock options(2)	92,301	17
		$72,669
(1)The fair value of the common shares issued to FCGI shareholders was determined using the Company’s share price of CAD$1.55
($1.11) per share on the Closing Date.
(2)The fair value of the replacement options was determined using the Black-Scholes option pricing model with the following weighted average assumptions: exercise price of $2.24 Integra share price of $1.11, expected life of 2.25, expected volatility of 60%, dividend yield of nil%, and risk-free interest rate of 3.08%.

Net assets acquired
Cash and cash equivalents	$21,655
Prepaids and other assets	4,592
Inventories	62,430
Restricted cash	14,905
Mineral properties, plant and equipment	40,584
Deferred tax assets	1,017
Other assets	3,155
Accounts payable and accrued liabilities	(17,453)
Tax liabilities	(4,912)
Lease obligations	(9,196)
Reclamation provision	(29,817)
Other liabilities	(110)
Fair value of net assets acquired	$86,850
Consideration paid	72,669
Bargain purchase gain	$14,181
The fair values of mineral properties and reclamation provisions were estimated using discounted cash flow models. The fair value of inventories was determined based on the future estimated cash flows from sales of payable metal produced and are adjusted for costs to complete and expected profit margin. The right-of-use assets and lease liabilities were recorded based on the present value of future lease payments over the expected term of the lease at the implicit interest rate. The fair values of plant and equipment were estimated using market or cost approaches. Expected future cash flows, used to estimate the fair value of mineral properties, are based on estimates of future gold prices, projected future production, estimated quantities of ore reserves, metallurgical recovery estimates, expected future production costs, expected capital expenditures, and discount rates based on the life of mine plan at the transaction date. In the case of lease liabilities, estimates of expected future lease payments are based on estimated machine hours and minimum usage guarantees. The fair value of receivables, less any expected credit losses, and payables are equal to their gross contractual amounts at the transaction date. Expected future cash flows associated with the reclamation and closure cost provisions were based on estimates of the future expenditures required to settle the obligation for disturbances at the acquisition date and using a discount rate equal to the Company’s estimated cost of debt. FCGI is subject to a notice of civil claim related to a corporate transaction (Note 25). The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim, and amount of any possible obligation, was not determinable as of the Closing Date or as at
December 31, 2025. Accordingly, no liability was accrued in the FCGI purchase price allocation or at December 31, 2025.
The Company recognized a bargain purchase gain of $14.2 million (“Purchase Gain”), equal to the excess of the fair value of the net assets acquired over the total consideration in other expense on the consolidated statements of loss and comprehensive loss during the year ended December 31, 2024 (Note 27). The Purchase Gain was mainly related to the increase in the price of gold between the July 2024 definitive agreement and the November 8, 2024 closing date, which had an impact on the fair value of the assets acquired in the FCGI Transaction.
The Company had a measurement period of up to one year from the Closing Date to determine the acquisition-date fair values of the acquired assets and liabilities; however, these values were finalized on December 31, 2024.

INTEGRA RESOURCES CORP.	18

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

8. Financial Instruments
a)Carrying Values and Measurement of Financial Assets and Liabilities at Amortized Cost, Fair Value
through Profit and Loss ("FVTPL") or Fair Value through Other Comprehensive Income ("FVTOCI")

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$63,086	$—	$—	$63,086
Restricted cash	15,844	—	—	15,844
Derivative assets	—	369	—	369
Investments	—	—	365	365

Financial liabilities
Accounts payable and accrued liabilities	24,073	—	—	24,073
Debt	—	—	—	—
Derivative liabilities	—	—	—	—

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	$52,190	$—	$—	$52,190
Restricted cash	15,288	—	—	15,288
Derivative assets	—	551	—	551
Investments	—	—	363	363

Financial liabilities
Accounts payable and accrued liabilities	19,919	—	—	19,919
Debt	14,096	—	—	14,096
Derivative liabilities	—	2,611	—	2,611
b)Derivative Instruments
The Company's derivative instruments consisted of bullion contracts as well as the conversion feature of the
Convertible Facility, which has been classified as an embedded derivative. On December 22, 2025, the Company derecognized the conversion feature as a result of the conversion of the Convertible Facility (Note 13).
At December 31, 2025, the Company held put options (bullion contracts) covering 24,000 ounces of gold, with maturities ranging from January to December 2026, at a strike price of $3,500 per ounce. The contracts were entered into to manage the Company’s exposure to fluctuations in the spot price of gold in relation to forecasted gold production from the Florida Canyon mine.
The fair value of the bullion contracts is remeasured at each reporting date using quoted observable inputs, while the fair value of the conversion feature was determined using the Binomial Tree method.
The total realized and unrealized losses for the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,
	2025	2024
Total unrealized losses	$(326)	$(1,044)
Realized debt conversion feature losses	$(38,361)	$—
Realized bullion contract losses	(986)	—
Total realized losses	$(39,347)	$—
Total realized and unrealized losses	$(39,673)	$(1,044)

INTEGRA RESOURCES CORP.	19

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

The carrying value of the conversion feature was $2.6 million as at December 31, 2024. The derivative component was valued, assuming no dividend yield, using the Binomial Tree method based on the following assumptions:

	December 22, 2025	December 31, 2024
Maturity date	July 31, 2027	July 31, 2027
Risk-free rate	3.74%	4.39%
Share price	2.92	0.86
Expected volatility	59.40%	57.10%
Annual interest rate	9.25%	9.25%
Conversion price (per share)	1.22	1.22
Conversion price cap(1)	1.83	1.83
(1)Pursuant to the terms of the Convertible Facility, the Company has a one-time right to require the Lender to convert up to 50%
of the outstanding principal into the Company’s common shares if certain market conditions are met. Specifically, if the volume-weighted average price (“VWAP”) of the Company’s shares at market close remains at least 50% above the applicable conversion price for 30 consecutive trading days, the Company may elect this conversion, provided no event of default has occurred or is continuing.
c)Restricted Cash
Restricted cash is primarily comprised of cash collateral held on bonding for Florida Canyon's reclamation obligation (Note 15). This collateral has been classified as non-current, as it is not expected to be utilized until near the end of Florida Canyon's mine life.
A summary of restricted cash is as follows:

	December 31, 2025	December 31, 2024
Deposits for reclamation bonding (Note 15)	$15,452	$14,919
Other	392	369
	$15,844	$15,288
d)Fair Value Information
i.Fair Value Measurement
The categories of the fair value hierarchy of inputs used in the valuation techniques are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At December 31, 2025		At December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments	$365	$—	$363	$—
Derivative assets	—	369	—	551
Derivative liabilities	—	—	—	2,611
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remain unchanged from that at December 31, 2024.
As at December 31, 2025 and 2024 derivative assets consisted of bullion contracts, and as at December 31, 2024 derivative liabilities represented the embedded derivative component of the convertible debt instrument.

INTEGRA RESOURCES CORP.	20

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

ii.Valuation Techniques
Investments and long-term investments
The Company's investments are valued using quoted market prices in active markets and as such are classified within level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities are comprised of the conversion feature of the convertible debt facility and commodity contracts, which are classified within Level 2 of the fair value hierarchy and valued using observable market prices.
e)Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1.Currency risk
2.Interest rate risk
3.Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i.Credit Risk
Credit risk is the risk that a counterparty may fail to satisfy its performance obligations under the terms of a financial instrument. Credit risk results from cash and cash equivalents and trade and other receivables. The
Company maintains policies to limit the concentration of credit risk.
The Company manages credit risk on its cash and cash equivalents by diversifying these asset holdings with multiple highly rated financial institutions, including the Bank of Montreal ("BMO") in Canada and the United States
and Wells Fargo ("WF") in the United States. Substantially, all of our cash and cash equivalents held with financial institutions exceed government-insured limits. Credit risk on trade and other receivables is managed by ensuring amounts are receivable from highly rated financial institutions. The Company has not recognized any expected credit losses with respect to trade and other receivables. For cash and cash equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet.
ii.Liquidity Risk
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments on an undiscounted basis:

	Payments due by period 2025
	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$24,073	$-	$-	$-	$24,073
Tax liabilities	3,813	-	-	-	3,813
Lease liabilities	12,826	20,511	6,519	-	39,856
Reclamation and closure provision(1)	1,344	14,554	2,488	78,589	96,975
	$42,056	$35,065	$9,007	$78,589	$164,717
(1)Represents undiscounted uninflated future payments for the expected cost of Florida Canyon's mine reclamation and closure, and DeLamar's water treatment costs.

INTEGRA RESOURCES CORP.	21

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

	Payments due by period 2024
	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$19,919	$-	$-	$-	$19,919
Tax liabilities	6,482	-	-	-	6,482
Lease liabilities	5,251	4,166	21	-	9,438
Credit Facility	1,718	20,204	-	-	21,922
Reclamation and closure provision(1)	1,727	9,022	4,651	67,895	83,295
	$35,097	$33,392	$4,672	$67,895	$141,056
(1)Represents undiscounted uninflated future payments for the expected cost of mine reclamation and closure.  Recast amounts previously reported as undiscounted inflated payments as undiscounted uninflated payments.
(2)Tax liabilities were previously included in accounts payable and accrued liabilities and have been recast separately.
iii.Market Risk
1.Currency Risk
The functional and reporting currency of the Company and its subsidiaries is the United States dollar ("USD"), and the Company presents its financial results in USD. The Company's operations in the United States utilize
USD, while its non-operating corporate entities in Canada utilize the Canadian dollar ("CAD"). As a result, the
Company's financial results reported in USD are subject to changes in the value of the USD relative to these local currencies. Because the Company’s sales are denominated in USD and a portion of its net earnings are denominated in CAD, the Company is negatively impacted by a strengthening CAD relative to the USD and positively impacted by the inverse.
The Company’s net earnings are affected by the revaluation of the following monetary assets and liabilities denominated in CAD. The Company estimates that a 10% change in the exchange rate would result in a change of about $0.4 million.
2.Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held within a chartered Canadian and US financial institutions. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and inflation expectations. Management considers this risk immaterial.
A 1% increase or decrease in the interest earned from financial institutions on cash and investments would result in approximately a $0.5 million change in the Company’s earnings before income taxes.
3.Price Risk
The Company's gold and silver production is sold in international markets. The market price of gold is the primary driver of the Company's profitability and the ability to generate operating and free cash flow. The
Company may implement hedging strategies on an opportunistic basis to mitigate downside price risk on gold production and had gold put option positions in place as at December 31, 2025 (Note 8b). Gold and silver production remains exposed to prevailing market prices.

INTEGRA RESOURCES CORP.	22

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

9. Prepaids and other assets
The Company's receivables and prepaids were comprised of the following:

	December 31, 2025	December 31, 2024
Prepaid insurance	$2,620	$660
Other prepaid expenses	3,779	1,820
Prepaid income tax	—	208
Other receivables	1,289	733
	$7,688	$3,421

10. Inventories
The Company’s inventories were comprised of the following:

	December 31, 2025	December 31, 2024
Stockpile	$1,336	$674
In-process	50,715	51,987
Finished	823	714
Materials and supplies	5,432	4,645
	$58,306	$58,020

INTEGRA RESOURCES CORP.	23

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

11. Mineral Properties, Plant, and Equipment

	Mining Properties
	Depletable Non- depletable
	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Cost
At December 31, 2023	$-	$68,447	$5,515	$73,962
Acquisition	-	2,100	40,584	42,684
Additions	3,641	(2,467)	2,283	3,457
Disposals	-	(9,750)	(615)	(10,365)
Foreign exchange translation	-	-	(48)	(48)
At December 31, 2024	3,641	58,330	47,719	109,690
Additions	35,267	10,538	32,943	78,748
Disposals	-	(415)	(3,221)	(3,636)
Transfers	(13,107)	-	13,107	-
At December 31, 2025	$25,801	$68,453	$90,548	$184,802

Accumulated depreciation and depletion
At December 31, 2023	-	(45)	(2,491)	(2,536)
Depreciation	-	(7)	(2,462)	(2,469)
Depreciation charge captured in inventory	-	-	10	10
Disposals	-	-	417	417
Foreign exchange translation	-	-	7	7
At December 31, 2024	-	(52)	(4,519)	(4,571)
Depreciation	(2,376)	(8)	(12,508)	(14,892)
Depreciation charge captured in inventory	(2,705)	-	(18)	(2,723)
Disposals	-	-	2,929	2,929
Foreign exchange translation	-	-	-	-
At December 31, 2025	$(5,081)	$(60)	$(14,116)	$(19,257)

Carrying amounts
At December 31, 2024	$3,641	$58,278	$43,200	$105,119
At December 31, 2025	$20,720	$68,393	$76,432	$165,545
DeLamar Land Claims Acquisition
On March 8, 2024, the Company completed the acquisition of seventeen patented claims in the Rich Gulch area of the
DeLamar Project. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for
$2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company.

INTEGRA RESOURCES CORP.	24

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

12. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	December 31, 2025	December 31, 2024
Trade payables	$14,831	$9,510
Accrued liabilities	2,429	3,426
Accrued employee payroll and benefits	6,066	4,341
Accrued other tax liabilities	747	2,642
	$24,073	$19,919

13. Debt
Convertible Facility & Equipment Loans
A summary of the convertible debt facility is as follows:

Facility
Balance, January 1, 2024	$10,028
Drawdown	3,936
Transaction costs	(452)
Accretion	810
Interest expense	1,154
Interest payments	—
Change on loan modification	(1,513)
Balance, December 31, 2024	$13,963
Interest expense	1,585
Accretion	1,331
Foreign exchange gain	—
Interest payment	(4,096)
Conversion of loan to common shares	(12,783)
Balance, December 31, 2025	$—
Debt consists of:

	December 31, 2025	December 31, 2024
Convertible facility	—	13,963
Equipment loans	—	133
Total debt	$—	$14,096
On November 8, 2024 the Company further amended the agreement with Beedie Investment Ltd. and drew a subsequent advance of $5.0 million on connection with the acquisition of FCGI.
On December 22, 2025, Beedie Investment Ltd. exercised its option to convert the $15 million outstanding under its secured non-revolving term convertible debt facility into 12,295,081 common shares at a conversion price of $1.22.  At the time of conversion, the fair value of the Company’s common shares was determined to be $4.44 per share, resulting in an aggregate conversion value of $54.6 million. As a result of the conversion, the Company derecognized the Convertible Facility and the related embedded derivative. Prior to conversion, the Convertible Facility had a maturity date of July 31, 2027 and was convertible, at the Lender’s option, into common shares of the Company at a price of $1.22 per share at any time prior to maturity.
Amounts drawn under the Convertible Facility were subject to interest at a rate of 9.25% per annum. Undrawn amounts were subject to a stand-by fee of 2.00% per annum. Interest was accrued through December 31, 2024, as no payments were required prior to 2025. Concurrent with the conversion of the Convertible Facility, the Company paid the outstanding balance of $2.9 million in accrued interest and standby fees on this facility.

INTEGRA RESOURCES CORP.	25

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

As at December 31, 2024, the Company had $15.0 million drawn under the Convertible Facility.
For the year ended December 31, 2025, the Company recorded interest expense of $1.6 million. (2024 - $1.2 million).

14. Leases
The Company's leases comprise of the following:

Balance, January 1, 2024	$1,080
Addition from acquisition of Florida Canyon	9,196
Change in estimates and modification	595
Payments	(2,341)
Interest	221
Adjustment on currency translation	(39)
Balance, December 31, 2024	$8,712
Additions	21,618
Payments(1)	(10,156)
Disposal	50
Interest	1,606
Balance, December 31, 2025	$21,830
Less: current portion	(7,677)
Long-term leases	$14,153
(1)Excludes $1.8 million of cash prepayments for equipment leases for which no lease liability had been recognized, as the leases had not yet commenced as at December 31, 2025.

15. Reclamation Provision
Changes to the reclamation and closure provision for the year ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Balance, beginning of period	$54,527	$25,492
Acquisition of Florida Canyon	—	29,817
Reclamation provision accretion (Note 20)	2,457	1,217
Reclamation paid	(991)	(1,188)
Revisions in estimates and obligations(1)	9,332	(811)
Balance, end of period	$65,325	$54,527
Less: current portion	(1,344)	(1,615)
Long-term portion	$63,981	$52,912
(1)The reclamation provision increased due to inflationary pressures and the expansion of mine infrastructure.
The inflated and discounted provisions on the Statement of Financial Position as at December 31, 2025, using inflation rates between 2.1% and 2.3% (2024 - between 2.0% and 2.1%) and discount rates between 4.1% and 4.3% (2024 - between 4.4%
and 4.6%) being the risk-free rate based on the 10 year US Treasury Yields, was $65.3 million (2024 - $54.5 million).
Revisions made to the reclamation obligations in 2025 were primarily a result of increased unit cost estimates and expansion of site infrastructure. Florida Canyon's reclamation expenditures are expected to be incurred between 2027 and
2035. The reclamation costs of the DeLamar Project reflect water treatment costs for the next 75 years.
The total undiscounted value of the reclamation obligation as at December 31, 2025 was $97.0 million (2024 -
$88.3 million).
The accretion expense for the year ended December 31, 2025 was $2.5 million (2024 - $1.2 million) (Note 19). Reclamation expenditures paid in 2025 totaled $1.0 million (2024 - $1.2 million).

INTEGRA RESOURCES CORP.	26

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

16. Share Capital and Employee Compensation Plans
The Company grants stock options and equity-settled Restricted Share Units ("RSUs") to eligible employees and officers, and
Deferred Share Units ("DSUs") to eligible directors. The associated expenses are recognized over the vesting period, generally within three years.
a)Stock Options
For the years ended December 31, 2025, the total share-based compensation expense relating to stock options was
$0.5 million expense (2024 - $0.4 million expense) and is presented as a component of general and administrative expense (Note 19).
The following table summarizes changes in stock options for the year ended December 31, 2025 and 2024:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of period	2,624	$2.38	3,300	$3.06
Granted	1,654	1.02	92	2.24
Exercised	(72)	1.21	(638)	5.38
Forfeited	(978)	3.22	(130)	4.82
Outstanding, end of period	3,228	$1.45	2,624	$2.38
The following table summarizes information about the Company's stock options outstanding at December 31, 2025:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding as at December 31, 2025	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Outstanding as at December 31, 2025	Weighted Average Exercise Price
$0.76 - $2.15	2,946	3.5	$1.09	1,144	$1.09
$2.16 - $4.30	34	0.4	3.85	34	3.85
$4.31 - $6.46	209	0.9	4.93	209	4.93
$6.47 - $8.59	39	0.2	7.73	40	7.73
	3,228	3.3	$1.45	1,427	$1.90
The following assumptions were used in the Black-Scholes option pricing model in determining the fair value of options granted during the years ended December 31:

	Year ended December 31,
	2025	2024
Expected life (years)	2.8	2.3
Expected volatility	52.6%	60.0%
Expected dividend yield	—%	—%
Risk-free interest rate	2.8%	3.1%
Expected forfeiture rate	—%	—%
Fair value per option (C$)	$1.47	$1.11

INTEGRA RESOURCES CORP.	27

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

b)RSUs
RSUs are granted to eligible employees and officers where each RSU has a value equivalent to one Integra common share. The RSUs vest in 1/3 installments at the first, second and third anniversary date of the grant, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.5 million expense for RSUs for the years ended December 31, 2025 (2024 - $0.8 million expense) which is included in general and administrative expenses (Note 19).
The following table summarizes changes in RSUs for the year ended December 31, 2025 and 2024:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	835	$719	1,165	$1,573
Granted	1,593	1,697	—	—
Settled	(389)	(415)	(263)	(569)
Forfeited	(392)	(387)	(67)	(88)
Change in value	—	187	—	(197)
Outstanding, end of period	1,647	$1,801	835	$719
c)DSUs
DSUs are granted to non-executive directors where each DSU has a value equivalent to one Integra common share which vest on grant date. DSUs must be retained until the director leaves the Board, with settlement occurring either in cash or common shares, determined at the discretion of the Board.
The Company recorded a $0.9 million expense for DSUs for the years ended December 31, 2025 (2024 - $0.3 million expense) which is included in general and administrative expenses (Note 19).
The following table summarizes changes in DSUs for the year ended December 31, 2025 and 2024:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	698	$1,226	732	$1,502
Granted	394	426	146	121
Cancelled	(50)	(49)	(124)	(118)
Settled	(153)	(304)	(56)	(191)
Change in value	—	79	—	(88)
Outstanding, end of period	889	$1,378	698	$1,226

INTEGRA RESOURCES CORP.	28

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

d)Warrants
For the period ended December 31, 2025, the Company had 7,681,174 (2024 - 8,305,874) warrants outstanding at a weighted average exercise price of CAD$1.20, which mature on March 13, 2027.  These warrants were issued as part of the March 13, 2024 bought deal public offering (Note 16f). The following table summarizes changes in these warrants for the year ended December 31, 2025 and 2024:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number outstanding	Fair value	Number outstanding	Fair value
Outstanding, beginning of period	8,306	$7,392	2,015	$2,096
Issued(1)	—	—	8,306	7,392
Exercised	(625)	(538)	—	—
Expired	—	—	(2,015)	(2,096)
Outstanding, end of period	7,681	$6,854	8,306	$7,392
(1)On March 13, 2024, the Company issued 8,305,874 warrants at CAD$1.20 per share and exercisable until March 13, 2027, as part of a bought deal public offering.
e)Authorized Shares
The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.
f)Equity Financings
On November 8, 2024 and upon the FCGI acquisition close, the Company issued 14,900,000 shares and received net proceeds of $14.0 million after deducting fees and expenses of $1.0 million.  These shares were issued from the completion of a bought deal public offering on August 21, 2024.  Pursuant to which the Company issued a total of
14,900,000 units at a price of CA$1.35 per unit.
On March 13, 2024 the Company completed a bought deal public offering, issuing a total of 16,611,750 units at a price of CAD$0.90 per unit, for net proceeds of $9.8 million after deducting fees and expenses of $1.2 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CAD$1.20 for a period of 36 months from the closing date.

17. Revenue
During the year ended December 31, 2025, the Company recorded $243.9 million (2024 - $30.4 million) of revenue from gold and silver sales, with two customers individually accounting for more than 10% of the Company’s total revenue, representing approximately 60%, and 37% of total revenue, respectively (2024 - one customer representing 99%). Although revenues are concentrated among these customers, the Company is not economically dependent on any particular customer, as gold is readily marketable through a wide range of global traders. All metal sales are made within the United States.

18. Production Costs

	Year ended December 31,
	2025	2024
Mining	$62,352	$8,533
Crushing and processing	41,749	5,803
Mine general and administrative	13,259	3,993
Refining and desorption	736	116
Changes in inventories	1,424	2,966
	$119,520	$21,411

INTEGRA RESOURCES CORP.	29

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

19. General and Administrative Expenses

	Year ended December 31,
	2025	2024
Corporate administration	$7,090	$4,466
Share-based compensation	1,970	1,543
Depreciation	773	898
	$9,833	$6,907

20. Interest and Finance Expense

	Year ended December 31,
	2025	2024
Interest expense	$95	$6
Debt interest expense (Note 13)	1,585	1,154
Lease interest expense (Note 14)	1,606	221
Reclamation accretion expense (Note 15)	2,457	1,217
Debt accretion expense (Note 13)	1,331	810
	$7,074	$3,408

21. Income Taxes
The income taxes recognized in net loss and comprehensive loss are as follows:

	Year ended December 31,
	2025	2024
Current tax expense	$8,800	$1,288
Deferred tax expense (recovery)	12,506	(552)
	$21,306	$736

INTEGRA RESOURCES CORP.	30

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Reconciliation of effective income tax rate:

	Year ended December 31,
	2025	2024
Earnings for the period before income taxes	$19,063	$(8,765)
Statutory tax rate	27%	27%
Income taxes computed at statutory rates	5,147	(2,366)
Increase (decrease) due to:
Change in deferred tax assets not recognized	6,054	7,007
Change in tax rate	—	120
Differing effective tax rate on earnings in foreign jurisdiction	(4,208)	(26)
Statutory depletion	(4,042)	(737)
State tax, net of federal benefit	5,501	552
Gain on bargain purchase of Florida Canyon Gold Inc.	—	(3,829)
Realized debt conversion feature losses	10,358	—
Adjustments with respect of prior periods	1,364	—
Share-based compensation	501	417
Other	631	(402)
	$21,306	$736
The approximate tax effect of each item that gives rise to the Company's recognized deferred tax assets and liabilities as at
December 31, 2025 and 2024 is as follows:

	2025	2024
Exploration and evaluation assets	(5,663)	(537)
Mine Development	2,833	880
Property, plant and equipment	(10,321)	(1,170)
Tax loss carryovers	836	2,638
Right-to-use assets	(149)	(146)
Convertible Debt	-	(889)
Inventory	28	(2,028)
Unrealized foreign exchange gains	-	(88)
Reclamation and Remediation Liability	167	504
Lease liabilities	(25)	1,793
Other	1,357	612
Deferred tax (liabilities) assets	$(10,937)	$1,569
The amounts of deductible temporary differences and unused tax losses for which the Company has not recognized a deferred tax asset in the consolidated statements of financial position are as follows:

	2025	2024
Exploration and evaluation assets	$48,511	$53,636
Property, plant and equipment	48,285	1,615
Tax loss carryovers	163,268	141,528
Share-issuance costs	2,463	3,259
Reclamation and closure provision	65,325	25,069
Leases	821	937
Unrealized foreign exchange losses	-	671
Charitable contributions	237	78
Accrued expenses	389	76
Convertible debt facility	-	2,416
	$329,299	$229,285

INTEGRA RESOURCES CORP.	31

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

At December 31, 2025, the Company had unrecognized tax loss carryovers of approximately $96.5 million (CAD
$129.1 million) (2024 - $85.0 million or CAD $122.3 million), which expire between 2027 and 2045, available to offset future taxable income in Canada. The Company also had unrecognized tax loss carryovers of approximately $0.2 million (2024 -
$0.9 million) which expire in 2037 and $66.6 million (2024 - $55.7 million), without expiration, available to offset future U.S.
taxable income. Of those U.S. net operating loss carryovers, $55.8 million (2024 - $7.2 million) are subject to limitation under
Section 382.

22. Supplemental Cash Flow
The following table summarizes other operating activities adjustments for income statement items in operating activities:

	Year ended December 31,
Other operating activities	2025	2024
Adjustments for cash income statement items:
Reclamation expenditures (Note 15)	$(991)	$(1,188)
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses (Note 20)	49	—
Loss on disposal of mineral properties, plant and equipment (Note 11)	239	—
Other operating	—	(394)
Bargain purchase gain	—	(14,181)
Change on debt modification	—	(1,513)
Change in estimate of reclamation costs at closed mines (Note 25)	232	477
	$(471)	$(16,799)
The following table summarizes the change in working capital in operating activities:

	Year ended December 31,
Change in working capital	2025	2024
Trade and other receivables	$—	$4,013
Inventories (Note 10)	474	4,119
Prepaids and other assets (Note 9)	(1,965)	1,291
Accounts payable and accrued liabilities (Note 12)	2,532	(2,036)
	$1,041	$7,387

23. Segmented Information
The Company’s reportable segments are assessed regularly for performance by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker ("CODM"). An operating segment is defined as a component of the company that has current mine production or anticipated future mine production. The Company has concluded that it has two operating segments: the Florida Canyon mine and the advanced stage DeLamar Project. Other business activities, including those related to the corporate office, that are not reportable are combined and presented as "all other" to reconcile with the Company's consolidated results. Segment performance is evaluated using a number of measures. Operating mines are assessed based on mine operating earnings, while both mines and projects are evaluated based on capital expenditures.

INTEGRA RESOURCES CORP.	32

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

Segments and their performance measures are listed below:

For the year ended December 31, 2025
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$243,926	$135,260	$14,119	$94,547	$57,961
DeLamar	—	—	—	—	602
All other	—	—	—	—	529
	$243,926	$135,260	$14,119	$94,547	$59,092
(1)Includes payments for mineral properties, plant and equipment, and equipment leases.

For the year ended December 31, 2024
Segment	Revenue	Production costs, royalties, and excise taxes	Depreciation	Mine operating earnings	Capital expenditures(1)
Florida Canyon	$30,350	$23,117	$1,859	$5,374	$2,301
DeLamar	—	—	—	—	705
All other	—	—	—	—	324
	$30,350	$23,117	$1,859	$5,374	$3,330
(1)Includes payments for mineral properties, plant and equipment.

	December 31, 2025	December 31, 2024
Segment	Assets	Assets
Florida Canyon	$232,155	$145,433
DeLamar	39,543	35,972
All other	39,526	55,679
	$311,224	$237,084

24. Commitments
Florida Canyon Mine Royalty
The production from Florida Canyon mine is subject to two royalties, the first is a 2.5% net smelter returns royalty (“NSR")
with Top Hat Partnership, and the second is a 3.25% NSR with a subsidiary of Triple Flag Precious Metals Corp. ("Triple
Flag")
DeLamar Project Royalty
Future production from the DeLamar project is subject to a 2.5% NSR payable to Triple Flag. The NSR will be reduced to
1.0% once Triple Flag has received a total cumulative royalty payment of CA$10.0 million ($7.4 million). Other NSRs ranging from 2.0% to 5.0% are also payable to third-party landholders on certain claims.
In 2024, Integra Resources Corp. entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-
owned subsidiary of Wheaton Precious Metals Corp. (“Wheaton”), pursuant to which Wheaton acquired a 1.5% NSR on metal production from all claims of the DeLamar Project (comprised of the DeLamar and Florida Mountain Deposits) for an
aggregate cash purchase price of $9.75 million, to be paid in two installments. The first installment of $4.875 million was received by Integra on March 7, 2024 upon closing of the transaction. The second installment of $4.875 million was received on July 8, 2024.
Nevada North Project Royalty
Future production from the Wildcat property and gold production from the Mountain View property is subject to a 0.5% NSR payable to Franco-Nevada Corp. Certain claims on the property are also subject to a 1.0% NSR to Franco- Nevada and a 1.5%
NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

INTEGRA RESOURCES CORP.	33

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

25. Contingencies
The following is a summary of the contingent matters and obligations relating to the Company as at December 31, 2025.
General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. These matters are inherently uncertain, and there is a potential for some of them to be resolved unfavorably for the Company. As of the date of the financial statements, specific conditions may be present that could lead to a financial loss for the Company.
It is management's opinion that none of these matters are anticipated to have a material impact on the Company's results of operations or financial condition.
Legal Proceedings
Alio Gold Inc (“Alio”), a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch Gold Corp (“Rye Patch”) whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (“the Court”) pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended
December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff’s application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court’s decision to dismiss the plaintiff’s certification application.
The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the
Court certified a class proceeding against Alio. Pursuant to the Court’s decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently before the British Columbia
Supreme Court on a summary trial application in regards to the certified common issues brought by the plaintiff. The summary trial application hearing took place between June and October 2025, and the Court’s decision has not yet been released.
The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, the Company did not recognize any liability in connection with this claim upon the acquisition of Florida Canyon and has not recorded a liability as at December 31, 2025.

26. Related Party Transactions
The Company's related parties include its subsidiaries, and key management personnel. Transactions with the Company's subsidiaries have been eliminated upon consolidation.
Compensation of key management personnel
Key management personnel compensation is summarized as follows:

	2025	2024
Short-term employee benefits(1)	$1,964	$1,447
Share-based compensation(2)	1,022	853
	$2,986	$2,300
(1)Includes annual salaries and short-term incentives.
(2)Includes annual stock option grants, DSUs, and RSUs.
During the year, the Company incurred $0.1 million in expenses with companies which had a common director (2024 - nil).
As at December 31, 2025, $0.7 million (2024 - $0.1 million) was due to related parties, including companies with a common director and key management personnel. These balances primarily relate to payroll expenses, consulting fees, bonus accruals, and other expenses.

INTEGRA RESOURCES CORP.	34

Notes to the Consolidated Financial Statements
As at December 31, 2025 and 2024, and
for the years ended December 31, 2025 and 2024
(tabular amounts are in thousands of USD$ except number of shares, options and per share amounts, unless otherwise noted)

27. Other Expense

	Year ended December 31,
	2025	2024
Transaction and integration costs	$(2,198)	$(3,862)
Gain on bargain purchase of Florida Canyon Gold Inc.	—	14,181
Gain on debt modification	—	1,513
Non-deductible tax charges	(1,044)	—
Change in estimated reclamation provision (Note 15)	(232)	(477)
Gain (loss) on disposal of mineral properties, plant and equipment (Note 11)	(239)	109
Other (expense) income	(362)	110
	$(4,075)	$11,574

28. Subsequent Events
Financing
On February 9, 2026, the Company completed a bought deal public offering of 18,121,600 common shares of the Company
(the “Common Shares”) at a price of US$3.40 per Common Share for aggregate gross proceeds of $61.6 million. The
Company intends to use the net proceeds to fund pre-production capital expenditures at the DeLamar Project, including procurement work, early works and land purchase.
Ranch Acquisition
On February 17, 2026, the Company completed the acquisition of a strategically located 6,600-acre ranch contiguous with
DeLamar for a purchase price of $12.5 million. The Ranch Acquisition supports the Company’s strategy for de-risked and efficient Project advancement by consolidating land ownership surrounding key infrastructure at DeLamar, while concurrently securing significant permitting, environmental, operational, and community-alignment benefits.